SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
          TO RULES 13d-1(b), (c), and (d) and AMENDMENTS THERETO FILED
                            (Amendment No. ________)1

                           Schein Pharmaceutical, Inc.
             ------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, Par value $.01 per Share
             ------------------------------------------------------
                       (Title of Class of Securities)

                                        806416103
            ------------------------------------------------------
                                 (CUSIP Number)

                                November 12, 1998
            ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           o  Rule 13d-1(b)

                           o  Rule 13d-(c)

                           /X/  Rule 13d-1(d)
--------
                  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 806416103      13G                                 Page 2 of 15 Pages



-----------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Trust Created by Marvin H. Schein u/i/d December 31, 1993 (Tax ID # 13-7041382)
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member                           (a)
       of a Group*                                                     (b) X

-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
------------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                             Power             956,453 shs.
by Each Reporting                   6.      Shared Voting
Person With                                    Power           -0- shs.
                                    7.      Sole Dispositive
                                               Power            956,453 shs.
                                    8.      Shared Dispositive
                                               Power             -0- shs.
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       956,453 shs.
-------------------------------------------------------------------------------

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /_/

-----------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

         2.95%
------------------------------------------------------------------------------

12.    Type of Reporting Person*

       OO
-----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103           13G                           Page 3 of 15 Pages



------------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Trust Created by Marvin H. Schein u/i/d Setptember 9, 1994 (Tax ID #11-6467896)
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member                           (a)
       of a Group*                                                     (b) X

-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                            Power           2,241,574 shs.
 by Each Reporting                  6.      Shared Voting
Person With                                   Power           -0- shs.
                                    7.      Sole Dispositive
                                              Power           2,241,574 shs.
                                    8.      Shared Dispositive
                                              Power             -0- shs.

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,241,574 shs.
-------------------------------------------------------------------------------

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /_/


-------------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

        6.91%
-------------------------------------------------------------------------------

12.    Type of Reporting Person*

       OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103                 13G                      Page 4 of 15 Pages



-------------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Trust Created by Marvin H. Schein u/i/d April 5, 1996 (Tax ID #11-6470583)
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member                           (a)
       of a Group*                                                     (b) X

-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
------------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                            Power          1,032,477 shs.
by Each Reporting                   6.      Shared Voting
Person With                                   Power           -0- shs.
                                    7.      Sole Dispositive
                                              Power           1,032,477 shs.
                                    8.      Shared Dispositive
                                              Power             -0- shs.

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,032,477 shs.
------------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  /_/


----------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

        3.18%
-------------------------------------------------------------------------------

12.    Type of Reporting Person*

       OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103           13G                         Page 5 of 15 Pages



-------------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Trust Created by Marvin H. Schein u/i/d April 9, 1997 (Tax ID #11-6486307)
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member                           (a)
       of a Group*                                                     (b) X

-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
------------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                           Power           2,075,275 shs.
by Each Reporting                   6.      Shared Voting
Person With                                  Power             -0- shs.
                                    7.      Sole Dispositive
                                             Power           2,075,275 shs.
                                    8.      Shared Dispositive
                                             Power               -0- shs.

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,075,275 shs.
------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  /_/


------------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

         6.40%
------------------------------------------------------------------------------

12.    Type of Reporting Person*

       OO
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103                  13G                     Page 6 of 15 Pages



-------------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Trust Created by Marvin H. Schein u/i/d October 8, 1998 (Tax ID # Pending)
-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member                           (a)
       of a Group*                                                     (b) X

-------------------------------------------------------------------------------

3.     SEC Use Only

------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                           Power           2,540,022 shs.
 by Each Reporting                  6.      Shared Voting
Person With                                  Power           -0- shs.
                                    7.      Sole Dispositive
                                             Power          2,540,022 shs.
                                    8.      Shared Dispositive
                                             Power             -0- shs.

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,540,022 shs.
-------------------------------------------------------------------------------

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /_/


-------------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

           7.83 %
------------------------------------------------------------------------------


12.    Type of Reporting Person*

       OO
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103           13G                          Page 7  of  15 Pages



------------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Trust Created by Marvin H. Schein u/i/d December 22, 1998 (Tax ID #  Pending )
------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member                           (a)
       of a Group*                                                     (b) X

-------------------------------------------------------------------------------

3.     SEC Use Only

------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                           Power             148,000 shs.
by Each Reporting                   6.      Shared Voting
Person With                                  Power               -0- shs.
                                    7.      Sole Dispositive
                                             Power            148,000 shs.
                                    8.      Shared Dispositive
                                             Power             -0- shs.

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       148,000 shs.
-------------------------------------------------------------------------------

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /_/


-------------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

        0.46%
-------------------------------------------------------------------------------

12.    Type of Reporting Person*

       OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103            13G                           Page 8 of 15 Pages



-----------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

Marvin H. Schein, Individually and as Trustee
------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member         (a)
       of a Group*                                   (b) X

-----------------------------------------------------------------------------

3.     SEC Use Only

-----------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
-----------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                            Power               406,297 shs.
by Each Reporting                   6.      Shared Voting
Person With                                   Power             8,845,803 shs.
                                    7.      Sole Dispositive
                                              Power               406,297 shs.
                                    8.      Shared Dispositive
                                              Power             8,845,803 shs.

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       9,252,100 shs.
----------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /__/



-----------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

       28.53%
----------------------------------------------------------------------------

12.    Type of Reporting Person*

       IN
----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103                  13G                     Page 9 of 15 Pages



-------------------------------------------------------------------------------

1. Names of Reporting Persons. IRS Identification No. of Above Persons (Entities Only)

       Leslie J. Levine, as Trustee
------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member         (a)
       of a Group*                                   (b) X

-----------------------------------------------------------------------------

3.     SEC Use Only

-----------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       United States
-----------------------------------------------------------------------------

Number of Shares                    5.      Sole Voting
Beneficially Owned                           Power                  -0-  shs.
by Each Reporting                   6.      Shared Voting
Person With                                  Power             8,845,803 shs.
                                    7.      Sole Dispositive
                                             Power                  -0-  shs.
                                    8.      Shared Dispositive
                                             Power             8,845,803 shs.
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       8,845,803 shs.
-----------------------------------------------------------------------------

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /_/


-----------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)

       27.28%
----------------------------------------------------------------------------

12.    Type of Reporting Person*

       IN
----------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 806416103                     13D                  Page 10 of 15 Pages


----------------------------------------------------------------------------

ITEM 1(a).  Name of Issuer:

       Schein Pharmaceutical, Inc.
----------------------------------------------------------------------------

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

       100 Campus Drive, Florham Park, New Jersey  07932.
----------------------------------------------------------------------------

ITEM 2(a).  Name of Person Filing

        This Schedule 13D is filed on behalf of (i) Marvin H. Schein, individually and as trustee of various grantor retained annuity trusts for the benefit of his children and charitable remainder unit trusts for the benefit of charities to be determined (collectively, the "Trusts"), with respect to which he serves as co-trustee, and (ii) Leslie J. Levine, as co-trustee of the Trusts, and (iii) the individual Trusts.
------------------------------------------------------------------------------

ITEM 2(b).  Address of Principal Business Office or, if None, Residence:

       Mr. Schein's business address is c/o Henry Schein, Inc., 135 Duryea Road,
           Melville, New York  11747.

       Mr. Levine's business address, and that of all the Trusts is
           c/o Ackerman, Levine & Cullen, LLP,
           175 Great Neck Road, Great Neck, NY 11021.
-------------------------------------------------------------------------------

ITEM 2(c).  Citizenship.

          As to all filing persons: United States
-------------------------------------------------------------------------------

ITEM 2(d).  Title of Class of Securities.

          Common Stock, $.01 par value
-------------------------------------------------------------------------------
ITEM 2(e). CUSIP Number.

          806416103
-------------------------------------------------------------------------------
ITEM     3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

       (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

       (b) /_/ Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP No. 806416103                  13G                    Page 11 of 15 Pages



       (d)     /_/  Investment   company  registered  under  Section  8  of  the
               Investment Company Act.

       (e)    /_/ An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

       (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(G);

       (g) /_/ A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

       (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) /_/ Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.     /_/


ITEM 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficial owned:

                  (i) Mr. Schein may be deemed the beneficial owner of (x) 406,297 shares of common stock owned by him individually and (y) by reason of his power as trustee to dispose of such shares, 8,845,803 shares of common stock owned by the Trusts.

                  (ii) Mr. Levine may be deemed the beneficial owner of 8,845,803 shares of common stock owned by the Trusts, by reason of his power as trustee to dispose of such shares.


                  (iii)  The Trusts own the following numbers of shares:

         Trust established by Marvin H. Schein u/i/d 12/31/93 - 956,453 shs. Trust established by Marvin H. Schein u/i/d 9/9/94 - 2,241,574 shs. Trust established by Marvin H. Schein u/i/d 4/5/96 - 1,032,477 shs. Trust established by Marvin H. Schein u/i/d 4/9/97 - 2,075,275 shs. Trust established by Marvin H. Schein u/i/d 10/8/98 - 2,540,022 shs. Trust established by Marvin H. Schein u/i/d 12/22/98 - 148,000 shs.

    -------------------------------------------------------------------------

CUSIP No. 806416103                  13G                     Page 12 of 15 Pages



       (b) Percent of class:

                  (i) The number of shares of Common  Stock of which Mr.  Schein may be deemed the beneficial owner constitutes approximately
                    28.53 % of the total number of such shares outstanding.

                    (ii) The  number  of  shares  of  Common  Stock of which Mr.
                    Levine may be deemed the beneficial owner constitutes approximately 27.28 % of the total number of such shares outstanding.

                   (iii)  The number of shares of Common Stock of which Trust established by Marvin H. Schein u/i/d 12/31/93 may be deemed the beneficial owner constitutes approximately 2.95% of the total number of such shares outstanding.

                   (iv) The number of shares of Common Stock of which Trust established by Marvin H. Schein u/i/d 9/9/94 may be deemed the beneficial owner constitutes approximately 6.91% of the total number of such shares outstanding.

                   (v) The number of shares of Common Stock of which Trust established by Marvin H. Schein u/i/d 4/5/96 may be deemed the beneficial owner constitutes approximately 3.18% of the total number of such shares outstanding.

                   (vi) The number of shares of Common Stock of which Trust established by Marvin H. Schein u/i/d 4/9/97 may be deemed the beneficial owner constitutes approximately 6.40% of the total number of such shares outstanding.

                   (vii) The number of shares of Common Stock of which Trust established by Marvin H. Schein u/i/d 10/8/98 may be deemed the beneficial owner constitutes approximately 7.83% of the total number of such shares outstanding.

                   (viii) The number of shares of Common Stock of which Trust established by Marvin H. Schein u/i/d 12/22/98 may be deemed the beneficial owner constitutes approximately 0.46% of the total number of such shares outstanding.

       (c) Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote:
        Mr. Schein - 406,297 shs.
        Mr. Levine - -0- shs.
        Trust established by Marvin H. Schein u/i/d 12/31/93 - 956,453 shs. Trust established by Marvin H. Schein u/i/d 9/9/94 - 2,241,574 shs. Trust established by Marvin H. Schein u/i/d 4/5/96 - 1,032,477 shs. Trust established by Marvin H. Schein u/i/d 4/9/97 - 2,075,275 shs. Trust established by Marvin H. Schein u/i/d 10/8/98 - 2,540,022 shs. Trust established by Marvin H. Schein u/i/d 12/22/98 - 148,000 shs.

    (ii) Shared  power to vote or to direct the vote:
        Mr. Schein - 8,845,803 shs.
        Mr. Levine - 8,845,803 shs.
        Trust established by Marvin H. Schein u/i/d 12/31/93 - -0- shs. Trust established by Marvin H. Schein u/i/d 9/9/94 - -0- shs. Trust established by Marvin H. Schein u/i/d 4/5/96 - -0- shs. Trust established by Marvin H. Schein u/i/d 4/9/97 - -0- shs. Trust established by Marvin H. Schein u/i/d 10/8/98 - -0- shs. Trust established by Marvin H. Schein u/i/d 12/22/98 - -0- shs.


   (iii) Sole power to dispose or to direct the disposition of:

        Mr. Schein - 406,297 shs.
        Mr. Levine -    -0-  shs.
        Trust established by Marvin H. Schein u/i/d 12/31/93 - 956,453 shs. Trust established by Marvin H. Schein u/i/d 9/9/94 - 2,241,574 shs. Trust established by Marvin H. Schein u/i/d 4/5/96 - 1,032,477 shs. Trust established by Marvin H. Schein u/i/d 4/9/97 - 2,075,275 shs. Trust established by Marvin H. Schein u/i/d 10/8/98 - 2,540,022 shs. Trust established by Marvin H. Schein u/i/d 12/22/98 - 148,000 shs.

  (iv) Shared power to dispose or to direct the disposition of:

        Mr. Schein - 8,845,803 shs.
        Mr. Levine - 8,845,803 shs.
       Trust established by Marvin H. Schein u/i/d 12/31/93 -    -0- shs.
        Trust established by Marvin H. Schein u/i/d 9/9/94 - -0- shs. Trust established by Marvin H. Schein u/i/d 4/5/96 - -0- shs. Trust established by Marvin H. Schein u/i/d 4/9/97 - -0- shs. Trust established by Marvin H. Schein u/i/d 10/8/98 - -0- shs. Trust established by Marvin H. Schein u/i/d 12/22/98 - -0- shs.


------------------------------------------------------------------------------
ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable
------------------------------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

          Not Applicable
------------------------------------------------------------------------------

CUSIP No. 806416103                  13G                    Page 13 of 15 Pages


-----------------------------------------------------------------------------
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

          Not Applicable
------------------------------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

------------------------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

-------------------------------------------------------------------------------
ITEM 10.  CERTIFICATIONS.

          Not Applicable
-------------------------------------------------------------------------------
                   [Balance of page left blank intentionally.]

CUSIP No. 806416103                  13G                 Page 14 of 15 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 8, 1999
                              ------------------------------------------------
                                                              (Date)

                                                  , Individually and as Trustee
                              -------------------------------------------------
                                                          (Signature)

                  Marvin H. Schein, Individually and as Trustee
                              -------------------------------------------------
                                  (Name/Title)


                                                        February 8, 1999
                              -------------------------------------------------
                                                                (Date)

                                                               , Trustee
                              -------------------------------------------------
                                                       (Signature)

                            Leslie J. Levine, Trustee
                                  (Name/Title)


                                  EXHIBIT INDEX


Exhibit No.              Description                                      Page

1                Joint Filing Agreement, dated                              15
                 February 8, 1999, among the signatories to this Schedule 13G.